Sutor Technology Group Limited No 8, Huaye Road Dongbang Industrial Park Changshu, Jiangsu 215534 People’s Republic of China

March 28, 2012

By EDGAR Transmission and by Hand Delivery

Mr. Kevin Stertzel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Sutor Technology Group Limited Form 10-K for Fiscal Year Ended June 30, 2011 Filed October 13, 2011 File No. 1-33959

Dear Mr. Stertzel:

On behalf of Sutor Technology Group Limited (“Sutor” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 10, 2012 (the “Comment Letter”), providing the Staff’s comments with respect to the above referenced annual report on Form 10-K (the “Form 10-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for Fiscal Year Ended June 30, 2011

Business

Regulation

Foreign Currency Exchange, page 9

1. We note your disclosures regarding currency restrictions associated with your operations in China. It appears the majority of your assets and operations reside in China. In future filings, please provide “parent only” financial information in accordance with Rule 5-04 of Regulation S-X.

SUTOR RESPONSE: We will further review this issue. If required, we will provide “parent only” financials information in accordance with Rule 5-04 of Regulation S-X in future filings.

Properties, page 22

2. We note in certain cases, your disclosed capacity utilization rates associated with your manufacturing facilities appear to be well below normal capacity. For instance we note your PPGI and weld steel pipe production line capacity rates were 33.4% and 10.4% respectively for fiscal year 2011. Please tell us how you are accounting for your manufacturing costs for these products given your excess capacity. Please refer to ASC 330-10-30.

SUTOR RESPONSE: Each of our production lines can produce a variety of products with different types and specifications. For the sake of simplicity, we identified the designed production capacity of a production line based on a particular product. As a result, capacity utilization ratio may vary from product to product. For instance, our PPGI production line is designed to produce 200,000 tons of single-layer coated PPGI products annually. However, if a product requires three coatings with complex patterns, the production line might produce only a third of the designed output tonnage. Similarly, we can produce as many as 400,000 tons of simple and large diameter steel pipes. However, when we produce smaller diameter pipes with anti-corrosion coatings, the tonnage output will be much less. Therefore, the capacity utilization ratio may vary depending on the products. For the period in question, although the output tonnage was lower than the designed capacity, the machines were operating at relatively high utilization levels because we produced a variety of more profitable and complicated products that were more time-consuming to produce. We consider the capacity utilization as normal. As a result, all manufacturing costs were capitalized in inventory for the period the products finished according to ASC 330-10-30.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 27

3. We note your disclosure which indicates you are engaged in the steel trading business. If material, please expand your disclosures in future filings to provide separate discussion and analysis of this component of your business. In addition, please present your revenues and cost of revenues associated with trading activities, separately on the face of your Consolidated Statements of Operations for each period presented. Please refer to Rule 5-03 of Regulation S-X.

SUTOR RESPONSE: We engaged limited trading activities to provide diversified products and customized services to meet our customers’ demands and these trading activities do not constitute a material part of our net income.

In the future, if our trading businesses become material, we will expand our disclosures in the filings to provide separate discussion and analysis of the steel trading business. We will also present our revenues and cost of revenues associated with trading activities, separately on the face of our Consolidated Statements of Operations for each period presented.

Controls and Procedures, page 33

4. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

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In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

SUTOR RESPONSE: The Company’s current internal audit function and its assessment of financial reporting risk are based on the internal audit framework developed by SEC AuditPrep, a full service financial and accounting firm with expertise in accounting and regulatory compliance. In addition, our internal audit plan also drew from the work performed by Protiviti. After the Company’s common stock was listed on Nasdaq Capital Market, we engaged Protiviti, an independent financial and accounting consulting firm, in June 2008 to evaluate the Company’s internal control functions, develop a plan to remedy deficiencies and establish effective internal control.

In March 2010, SEC AuditPrep was engaged by the Company to evaluate its internal control environment and to develop a new internal audit plan that was intended to meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. The scope of the engagement included risk assessment, documentation of process-level and entity-level controls, internal control testing and evaluation of deficiencies. Specifically, the evaluation covered the following aspects:

At Entity Level Control

1. Integrity and Ethical Values

2. Competence

3. Management's Philosophy and Operating Style

4. Organizational Structure

5. Assignment of Authority and Responsibility

6. Anti-fraud Programs

For Internal Control Functions

1. Revenue and Receivables

2. Procurement to Pay

3. Inventory Management

4. Human Resources

5. Fixed Assets

6. Treasury

7. Financial Closing & Reporting

8. Taxation

The results of this evaluation were communicated to the Company’s senior management and the Company acted on SEC AuditPrep’s findings and remedied the deficiencies discovered. Further, a cross functional, cross divisional team of Company employees adopted the framework established by SEC AuditPrep for internal control testing. Currently our internal audit personnel perform the tests of the Company’s internal controls on a periodic basis.

The Companies operates in two locations, Changshu, Jiangsu Province (headquarters) and Ningbo, Zhejiang Province. The distance between the two locations is approximately 200 miles. The Chief Executive Officer of the Company spends most of her time at the headquarters and usually goes to Ningbo once or twice a week. Our internal audit personnel from the headquarters also visit Ningbo facilities to perform testing.

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The Company conducts risk assessment of its activities in order to identify potential risks. The internal audit department prepares audit plans, evaluates the design and operating effectiveness of the in-scope processes and reports internal controls deficiencies identified directly to the Audit Committee of the Company’s Board of Directors. The internal audit department provides analyses and remediation recommendations for these identified deficiencies, in terms of both efficient and effective operation of these controls over financial reporting, and also maintains open communication with the management and the Audit Committee of the Company.

The Company’s Chief Executive Officer and Chief Financial Officer rely on this process in evaluating the effectiveness of the Company’s internal control over financial reporting. Based on the recent internal control evaluation findings and the fact that the Company has internal control procedures and policies in place, they believed that the Company’s internal controls over financial reporting were effective as of June 30, 2011.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

SUTOR RESPONSE: Please see our responses below.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

SUTOR RESPONSE: We maintain our books and records in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Through the following processes and controls, we convert PRC GAAP accounting statements into U.S. GAAP statements:

1.	Each reportable subsidiary is required to prepare the quarterly reporting package (RP) under PRC GAAP, which includes financial statements of each subsidiary and breakdown of each account. The RP will be reviewed by the financial manager of each subsidiary before submitting to the U.S. GAAP reporting team, which includes one reporting senior accountant and one reporting manager.

2.	Reporting senior accountant is responsible for adjusting and reconciling the subsidiary-level accounting and financial statements in accordance with U.S. GAAP. When applicable, such adjustment and reconciliation mainly include the following items:

a)	Reclassification of amount due from/to related parties/ inter-company from PRC accounts;
b)	Reclassification of financial expenses under PRC GAAP to other expenses or other incomes under US GAAP;
c)	Reclassification of non-operating expenses/incomes under PRC GAAP to other expenses or other incomes under US GAAP; and
d)	Deferred tax adjustments for timing differences in PRC current income tax reconciliations.

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3.	Upon the completion of spreadsheet of each reportable subsidiary, reporting senior accountant will consolidate each subsidiary’s financial information into the Company-level financial statements with necessary consolidation elimination adjustment, which mainly includes the following:

a)	Elimination adjustments of inter-company transactions;
b)	Elimination adjustments of inter-company balances; and
c)	Elimination adjustments of investments and equity of subsidiaries

4.	The consolidated U.S. GAAP financial statements will then be reviewed by the reporting manager of the Company. He will review each individual subsidiary’s spreadsheet and supporting information for U.S. GAAP adjustments and consolidation elimination adjustments.

5.	The Company’s vice president for finance will then perform usual financial statement review to ensure accuracy and completeness. In addition, he will perform comparative financial analysis by reviewing the Company’s historic results and internal budget and projections. Any outliers will be investigated, and the causes of such deviation will be fixed and explained.

6.	The draft consolidated financial statements will then be reviewed and approved by the CFO before submitting to the Company’s independent auditor for further review.

7.	The independent auditor will review and provide comments to the draft financial statements, when needed, as well as the other sections of the Company’s periodic reports. The Company will make necessary revisions to the financial statements and SEC reports according to the auditor’s comments.

8.	The Audit Committee and the Board of Directors will then review and approve the Company’s final financial statements and other SEC reports for submission.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

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SUTOR RESPONSE: We have a team of employees involved with financial reporting that deals with U.S. GAAP and SEC reporting and evaluating the effectiveness our internal control. The key people include the following:

Senior Accountant: Responsible for converting Chinese GAAP into U.S. GAAP and completing financial statements for SEC reporting. He is familiar with new Chinese Accounting Standards, IFRS and U.S. GAAP. He obtained his B.A. degree in accounting from a university in New Zealand. He has six years’ audit experience including three years with a “Big Four” accounting firm and audited several companies listed on the U.S. stock exchanges. He is a member of both Association of Chartered Certified Accountants and Chinese Institute of Certified Public Accountants (“CICPA”).

Financial Manager: Primarily responsible for reviewing and verifying the Company’s U.S. GAAP financial statements and disclosures and ensure they are in compliance with the latest accounting announcements. He acts as a gatekeeper for U.S. GAAP financial statements prior to sending them to the Company auditor for further review. He is familiar with U.S. GAAP and related regulations as well as Chinese GAAP. He has a B.A. degree in Business Administration and seven years of audit experiences including four years “Big Four” experience. He also has audit experience for companies listed on the U.S. and Hong Kong stock exchanges. He is a member of CICPA.

Vice President for Finance: Primarily review and verify financial numbers, and review statement logic, events disclosure and overall presentation of the SEC periodic reports, such as 10-Qs and 10-Ks. He has more than fifteen years of financial analysis experience including preparing the MD&A section of SEC periodic reports for a U.S. company listed on New York Stock Exchange. He obtained an MBA in finance from a university in the U.S. and completed more than twenty credit hours in accounting. He is also a charter holder for Chartered Financial Analyst (CFA).

Chief Financial Officer: Primarily responsible for reviewing the Company’s financial statement to ensure accuracy and completeness. He has been providing accounting and financing related services for ten years and regularly attends financial and accounting seminars to update his professional knowledge. He has a B.A. degree in economics.

Internal Audit Manager: Primarily responsible for reviewing and auditing internal control procedures and policies. Since the Company listed on Nasdaq Capital Market in 2008, it has engaged Protiviti and SEC AuditPrep, to systematically review its internal control procedures and policies and acted on their recommendations to improve international control. Based on Protiviti and SEC AuditPrep’s work, the Company has built a template to periodically audit its internal controls including internal control over financial reporting. This employee is in charge of the application of this template. This person has a B.A. in accounting from a university in China and has audit experiences with a “Big Four” accounting firm for three years.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

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•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

SUTOR RESPONSE: We do not retain an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

SUTOR RESPONSE: We do not retain individuals who are not our employees and are not employed by an accounting firm or other similar organization to prepare our financial statements or evaluate your internal control over financial reporting.

Please describe the extent of the audit committee’s U.S. GAAP knowledge and internal control over financial reporting.

SUTOR RESPONSE: Mr. Gerard Pascale, the Chair of the Audit Committee has more than 20 years of experience in US GAAP and internal control process over financial reporting.  Mr. Pascale, holds a B.S. in Accounting and passed the CPA exam in 1992.  Although his CPA is no longer active, he also holds an MBA in Finance from the University of Chicago.  He has worked as a controller, accountant and financial analyst within both the public and private sector, for the Department of Defense and companies like Intel Corporation, Emerson Electric and Simplexity.  In addition, Mr. Pascale has spent the past 5 years assisting companies in becoming publicly traded and listing on the U.S. exchanges.  In this role he advises clients on corporate governance and works with them to implement internal controls to ensure the integrity of the financial reporting process.  He also advises companies after they become public and specializes in providing finance support in meeting all SEC requirements and guidelines.  He routinely reviews financial statement preparation, oversees financial statement and internal control audits, and prepares financial projections and budgets.  As a financial representative for clients, he has also been responsible for managing investor relationships and interactions with the investment community.

In addition, for the other two members of the Audit Committee, one is a director of a leading Chinese metallurgical research institute and the other is the founder and chairman of a well-known financial service firm in China. Both of them have a good knowledge of general corporate management including internal controls.

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Financial Statements

Consolidated Statements of Cash Flows, page F-6

5. We note the amounts you present as changes in assets and liabilities in your cash flows from operations section, particularly the amounts for “Inventory,” “Advances to Suppliers” and “Advances to Suppliers – Related Parties.” Please reconcile these cash flow statement amounts to the change in balances indicated from your Consolidated Balance Sheets.

SUTOR RESPONSE: We provided the reconciliation table according to the Staff’s comment as follows:

Advances to suppliers - related parties

Opening balance	96,897,602
Ending balance	116,900,745
Changes in balance per B/S	20,003,144
Foreign currency translation difference	(6,596,980)
	13,406,164	Tie to C/F

Advances to suppliers, net

Opening balance	8,304,247
Ending balance	42,067,716
Changes in balance per B/S	33,763,469
Foreign currency translation difference	(1,269,372)
	32,494,097	Tie to C/F

Inventory

Opening balance	40,179,357
Ending balance	46,197,179
Changes in balance per B/S	6,017,822
Foreign currency translation difference	(2,259,915)
	3,757,907	Tie to C/F

Notes to Consolidated Financial Statements

General

6. We note that you have various assets such as accounts receivable and advances to suppliers, including significant amounts due from affiliates and related parties. It appears you should provide disclosures regarding concentrations of credit risk. Please refer to ASC 825-10-50-20 for guidance and provide such disclosures if necessary in future filings.

SUTOR RESPONSE: We will provide disclosures regarding concentrations of credit risk in our future filings.

Note 8 – Income Taxes, page F-16

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7. Please explain the nature of the reconciling item that refers to the tax effect of “Sewer Losses.” It is unclear if these losses relate to a separate line of business or a particular transaction. To the extent these losses relate to separate line of business, please explain why you have not discussed this business in your document.

SUTOR RESPONSE: The term “sewer losses” was used to refer to the sale of Sewer Disposal, one of the Company’s subsidiaries, in 2009. The term of “sewer losses” had no impact on the Company’s 2011 financial statements and should have been removed from the financial statements. We have already identified this issue and removed the term from the Quarterly Report on Form 10-Q for the period ended December 31, 2011.

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that

a.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

b.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

c.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

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If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Qixiang Sun, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8349.

Sincerely,

SUTOR TECHNOLOGY GROUP LIMITED

By:	/s/ Yongfei Jiang
Yongfei Jiang
Chief Financial Officer

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